Via EDGAR and Federal Express

March 5, 2021

Attention:	Amanda Kim

Stephen Krikorian

Mitchell Austin

Jan Woo

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	New Providence Acquisition Corp.

Revised Preliminary Proxy Statement of Schedule 14A

Filed February 16, 2021

File No. 001-39040

Ladies and Gentlemen:

Set forth below are the responses of New Providence Acquisition Corp. (referred to herein as “we” or the “Company”) to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission via telephonic conference held on March 4, 2021 with respect to the Company’s Revised Preliminary Proxy Statement on Schedule 14A, CIK No. 0001780312, filed with the Commission on February 16, 2021.

In response to oral comments received from the Staff in a telephonic conference on March 4, 2021, we are providing proposed edits to (i) the Form of Fifth Amended and Restated Limited Liability Company Operating Agreement of AST & Science, LLC (the “Operating Agreement”) and (ii) the Form of Stockholders’ Agreement by and among AST SpaceMobile, Inc., Abel Avellan; Invesat LLC, Vodafone Ventures Limited, Rakuten Mobile Singapore PTE. LTD, ATC TRS II LLC, and New Providence Management LLC (the “Stockholders’ Agreement”) attached here to as Annex A and Annex B, respectively.

As discussed with the Staff, the revisions to the Operating Agreement clarify that (i) the “cash limitation” provisions are “match-funded,” so that the cash available for any cash redemption is limited to the net proceeds of an offering specific to the applicable redemption request, (ii) the decision to authorize an offering to fund a cash redemption is made by the Redemption Election Committee, (iii) if an offering cannot or is not completed by the applicable redemption deadline, then the redemption request must be settled with equity, (iv) redeeming holders will be required to acknowledge and agree that the cash settlement amount is the lesser of the net proceeds of an applicable offering and the price otherwise calculated under the trailing average calculation methodology for redemptions generally, and (v) if the net cash from an applicable offering exceeds the amount of cash that is required to be paid under the Operating Agreement, the excess is retained and treated by PubCo in the same manner as any other excess cash that may be held by PubCo from time to time.  The revisions to the Stockholders’ Agreement (i) require any NPA nominee to the PubCo board to be qualified and willing to serve on the Redemption Election Committee, and (ii) require that provisions of the agreement relating to the Redemption Election Committee can only be amended with the approval of the committee.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Julian Seiguer of Kirkland & Ellis LLP at (713) 836-3334.

Very truly yours,

NEW PROVIDENCE ACQUISITION CORP..

By:	/s/ James Bradley
Name:	James Bradley
Title:	Chief Financial Officer, Principal Financial and Accounting Officer

Enclosures

cc:	Julian Seiguer, P.C. (Kirkland & Ellis LLP)

Annex A

Excerpts from Form of Fifth Amended and Restated Limited Liability Company Operating Agreement of AST & Science, LLC

(See attached.)

"**Capital Contribution**" means a contribution of money or other property by a Member to the Company.

"**Cash Settlement**" means immediately available funds in U.S. dollars in an amount equal to the Redeemed Units Equivalent or, if less, the net proceeds from a Cash Settlement Offering.

"Cash Settlement Offering" has the meaning set forth in Section 11.1.2.

"**Certificate**" has the meaning set forth in the Preamble.

"**Change of Control**" means the occurrence of any of the following events:

(1) any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person and its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan, and excluding the Permitted Holders) becomes the "beneficial owner" (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of shares of Class A Common Stock, Class B Common Stock, Class C Common Stock, preferred stock and/or any other class or classes of capital stock of the Managing Member (if any) representing in the aggregate more than fifty percent (50%) of the voting power of all of the outstanding shares of capital stock of the Managing Member entitled to vote;

(2) the stockholders of the Managing Member approve a plan of complete liquidation or dissolution of the Managing Member or there is consummated an agreement or series of related agreements for the sale or other disposition, directly or indirectly, by the Managing Member of all or substantially all of the Managing Member's assets (including a sale of all or substantially all of the assets of the Company); or

(3) there is consummated a merger or consolidation of the Managing Member with any other corporation or entity, and, immediately after the consummation of such merger or consolidation, the voting securities of the Managing Member immediately prior to such merger or consolidation do not continue to represent, or are not converted into, more than fifty percent (50%) of the combined voting power of, or economic interest in, the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof.

Notwithstanding the foregoing, a "Change of Control" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Class A Common Stock, Class B Common Stock, Class C Common Stock, preferred stock and/or any other class or classes of capital stock of the Managing Member immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of the Managing Member immediately following such transaction or series of transactions.

"**Change of Control Date**" has the meaning set forth in Section 10.5.1.

"**Change of Control Transaction**" means any Change of Control that was approved by the Board prior to such Change of Control.

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"**Class A Common Stock**" means the Class A Common Stock, par value $0.0001 per share, of the Managing Member.

"**Class B Common Stock**" means the Class B Common Stock, par value $0.0001 per share, of the Managing Member.

"**Class C Common Stock**" means the Class C Common Stock, par value $0.0001 per share, of the Managing Member.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding federal tax statute enacted after the date of this Agreement.

"**Common Shares**" means common shares issued pursuant to the Previous Agreement.

"**Common Unit**" means a unit of Ownership Interest which entitles the holder thereof to the distributions, allocations, and other rights that are accorded holders of Common Units under this Agreement.

"**Common Unit Redemption Price**" means, with respect to any Redemption, the arithmetic average of the volume weighted average prices for a share of Class A Common Stock (or any class of stock into which it has been converted) on the Stock Exchange, or any other exchange or automated or electronic quotation system on which the Class A Common Stock trades, as reported by Bloomberg, L.P., or its successor, for each of the five (5) consecutive full trading days ending on and including the last full trading day immediately prior to the applicable Redemption Date, subject to appropriate and equitable adjustment (if any) for any stock splits, reverse splits, stock dividends or similar events affecting the Class A Common Stock as determined by the Managing Member in good faith. If the Class A Common Stock no longer trades on the Stock Exchange or any other securities exchange or automated or electronic quotation system as of any particular Redemption Date, then the Managing Member (through a majority of its independent directors (within the meaning of the rules of the Stock Exchange)) shall determine the Common Unit Redemption Price in good faith. **For the sake of clarity, in the event of a Cash Settlement, the Common Unit Redemption Price will be subject to the offering net proceeds limitation in the definition of "Cash Settlement."**

"**Company**" has the meaning given to such term in the preamble to this Agreement.

"**Company Equity Plan**" means the Company 2019 Equity Incentive Plan.

"**Consent**" means the consent to, approval of, or vote in favor of a proposed action by a Member given in accordance with Article 13 hereof

"**Control**" of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

"**Corresponding Rights**" means any rights issued with respect to a share of Class A Common Stock, Class B Common Stock, Class C Common Stock pursuant to a "poison pill" or similar stockholder rights plan approved by the Board.

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(iv) if the Book Value of any Company property is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(e) or (f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property;

(v) items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property;

(vi) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis); and

(vii) such other adjustments shall be made as are reasonably required in the good faith discretion of the Managing Member in order for the allocations under Section 4 to comply with section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

Items of Company income, gain, loss, deduction, and expense that are to be specially allocated under any provision hereof shall be computed in a manner consistent with the computation of "Profits and Losses."

"**Pubco Offer**" has the meaning set forth in Section 10.5.2.

"**Purchase Agreement**" has the meaning set forth in the Recitals.

"Redeemed Units" has the meaning set forth in Section 11.1.1.

"**Redeemed Units Equivalent**" means the product of (a) the applicable number of Redeemed Units, *multiplied by* (b) the Common Unit Redemption Price. **For the sake of clarity, in the event of a Cash Settlement, the Redeemed Units Equivalent will be subject to the offering net proceeds limitation in the definition of "Cash Settlement."**

"**Redeeming Member**" has the meaning set forth in Section 11.1.1.

"**Redemption**" has the meaning set forth in Section 11.1.1.

"**Redemption Date**" has the meaning set forth in Section 11.1.1.

"**Redemption Election Committee**" means the Redemption Election Committee of the Board, as established by the Board in accordance with the bylaws of the Managing Member, which committee shall be comprised solely of directors not nominated under the Stockholders' Agreement or other contractual right by, or otherwise affiliated with, holders of Class B Common Stock or Class C Common Stock.

"**Redemption Notice**" has the meaning set forth in Section 11.1.1.

"**Redemption Right**" has the meaning set forth in Section 11.1.1.

"**Registration Rights Agreement**" means the Registration Rights Agreement, dated the Effective Date, by and among the Managing Member, the Sponsor and the other parties thereto from time to time.

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notice and on or prior to the Change of Control Date, the Members shall take all actions reasonably requested by the Managing Member to effect such Redemption, including taking any action and delivering any document required pursuant to this Section 10.5.1 to effect such Redemption.

10.5.2 In the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization, or similar transaction with respect to Class A Common Stock (a "**Pubco Offer**") is proposed by the Managing Member or is proposed to the Managing Member or its stockholders and approved by the Board or is otherwise effected or to be effected with the consent or approval of the Board, the Managing Member shall provide written notice of the Pubco Offer to all Members within the earlier of (i) five (5) Business Days following the execution of an agreement (if applicable) with respect to, or the commencement of (if applicable), such Pubco Offer and (ii) ten (10) Business Days before the proposed date upon which the Pubco Offer is to be effected, including in such notice such information as may reasonably describe the Pubco Offer, subject to applicable law or regulation, including the date of execution of such agreement (if applicable) or of such commencement (if applicable), the material terms of such Pubco Offer, including the amount and types of consideration to be received by holders of shares of Class A Common Stock in the Pubco Offer, any election with respect to types of consideration that a holder of shares of Class A Common Stock, as applicable, shall be entitled to make in connection with such Pubco Offer, and the number of Common Units held by such Member that is applicable to such Pubco Offer. The Members shall be permitted to participate in such Pubco Offer by delivering a written notice of participation that is effective immediately prior to the consummation of such Pubco Offer (and that is contingent upon consummation of such offer), and shall include such information necessary for consummation of such offer as requested by the Managing Member. In the case of any Pubco Offer that was initially proposed by the Managing Member, the Managing Member shall use reasonable best efforts to enable and permit the Members to participate in such transaction to the same extent or on an economically equivalent basis as the holders of shares of Class A Common Stock, and to enable such Members to participate in such transaction without being required to exchange Common Units prior to the consummation of such transaction.

10.5.3 In the event that a transaction or proposed transaction constitutes both a Change of Control Transaction and a Pubco Offer, the provisions of Section 10.5.1 shall take precedence over the provisions of Section 10.5.2 with respect to such transaction, and the provisions of Section 10.5.2 shall be subordinate to provisions of Section 10.5.1, and may only be triggered if the Managing Member elects to waive the provisions of Section 10.5.1.

ARTICLE 11.
REDEMPTION

11.1 Redemption Right of a Member.

11.1.1 Each Member (other than the Managing Member and its Subsidiaries) shall be entitled to cause the Company to redeem (a "**Redemption**") its Common Units in whole or in part (the "**Redemption Right**") at any time and from time to time following the waiver or expiration of the Lock-Up Period (as defined in the Stockholders' Agreement), relating to the shares of the Managing Member that may be applicable to such Member. A Member desiring to exercise its Redemption Right (each, a "**Redeeming Member**") shall exercise such right by giving written notice (the "**Redemption Notice**") to the Company with ~~a copy~~copies to the Managing Member and the Redemption Election Committee. The Redemption Notice shall specify the number of Common Units (the "**Redeemed Units**") that the Redeeming Member intends to have the Company redeem and a date, not less than three (3) Business Days nor more than ten (10) Business Days after delivery of such Redemption Notice (unless and to the extent that the Managing Member in its sole discretion agrees in writing to waive such time periods), on which exercise of the Redemption Right shall be completed (the "**Redemption Date**"); *provided*, that the

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Company, the Managing Member and the Redeeming Member may change the number of Redeemed Units and/or the Redemption Date specified in such Redemption Notice to another number and/or date by mutual agreement signed in writing by each of them; *provided, further,* that in the event the Managing Member (acting through the Redemption Election Committee) elects a Share Settlement, the Redemption may be conditioned (including as to timing) by the Redeeming Member on the closing of an underwritten distribution of the shares of Class A Common Stock that may be issued in connection with such proposed Redemption. **In the Redemption Notice, the Redeeming Member shall also acknowledge and agree that in the event the Managing Member (acting through the Redemption Election Committee) elects a Cash Settlement, the Redeeming Member shall be entitled only to the lesser of the net proceeds of a Cash Settlement Offering or the Redeemed Units Equivalent.** Subject to Section 11.3 and unless the Redeeming Member has revoked or delayed a Redemption as provided in Section 11.1.4, on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date):

11.1.1.1 the Redeeming Member shall Transfer and surrender, free and clear of all liens and encumbrances the Redeemed Units to the Company (including any certificates representing the Redeemed Units if they are certificated); and

11.1.1.2 the Company shall (x) cancel the Redeemed Units, (y) transfer to the Redeeming Member the consideration to which the Redeeming Member is entitled under Section 11.1.2, and (z) if the Units are certificated, issue to the Redeeming Member a certificate for a number of Common Units equal to the difference (if any) between the number of Common Units evidenced by the certificate surrendered by the Redeeming Member pursuant to clause (i) of this Section 11.1.1 and the Redeemed Units.

11.1.2 Subject to the final sentence of this Section 11.1.2, the Managing Member, acting through the Redemption Election Committee, shall have the option to elect to have the Redeemed Units be redeemed in consideration for either a Share Settlement or a Cash Settlement. The Managing Member, acting through the Redemption Election Committee, shall give written notice (the "**Election Notice**") to the Company (with a copy to the Redeeming Member) of such election within three (3) Business Days of receiving the Redemption Notice; *provided*, that if the Managing Member does not timely deliver an Election Notice, or if the Redemption Election Committee for any reason is unable to or does not take action within such three (3) Business Day period, then the Managing Member shall be deemed to have elected the Share Settlement method. Notwithstanding anything to the contrary in this Agreement, **neither the Managing Member (acting through the Redemption Election Committee) nor the Company shall effectuate a Cash Settlement pursuant to this Section 11.1.2 unless the Managing Member (acting through the Redemption Election Committee) determines to consummate, and the Managing Member (as authorized by the Redemption Election Committee) does in fact consummate, a private sale or public offering of Class A Common Stock for the purpose of satisfying such Cash Settlement (a "Cash Settlement Offering") not later than the relevant Redemption Date. If for any reason the Managing Member is unable to complete such Cash Settlement Offering by the Redemption Date, then the applicable redemption will be settled by Share Settlement, notwithstanding that** the Managing Member (acting through the Redemption Election Committee) may ~~only elect~~have initially elected a Cash Settlement ~~if such Cash Settlement is limited to the net proceeds from any issuance of shares of Class A Common Stock issued for the purpose of satisfying such Cash Settlement~~of such redemption.

11.1.3 In the event the Managing Member elects a Share Settlement in connection with a Redemption, a Redeeming Member shall be entitled to revoke its Redemption Notice or delay the consummation of a Redemption if any of the following conditions exists:

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11.1.3.1 any registration statement pursuant to which the resale of the Class A Common Stock to be registered for such Redeeming Member at or immediately following the consummation of the Redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective;

11.1.3.2 the Managing Member shall have failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such Redemption;

11.1.3.3 the Managing Member shall have exercised its right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Redeeming Member to have its Class A Common Stock registered at or immediately ~~folling~~following the consummation of the Redemption;

11.1.3.4 the Redeeming Member is in possession of any material non-public information concerning the Managing Member, the receipt of which results in such Redeeming Member being prohibited or restricted from selling Class A Common Stock at or immediately following the Redemption without disclosure of such information (and the Managing Member does not permit disclosure of such information);

11.1.3.5 any stop order relating to the registration statement pursuant to which the Class A Common Stock was to be registered by such Redeeming Member at or immediately following the Redemption shall have been issued by the SEC;

11.1.3.6 there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A Common Stock is then traded;

11.1.3.7 there shall be in effect an injunction, a restraining order or a decree of any nature of any Governmental Entity that restrains or prohibits the Redemption;

11.1.3.8 the Managing Member shall have failed to comply in all material respects with its obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such Redeeming Member to consummate the resale of Class A Common Stock to be received upon such Redemption pursuant to an effective registration statement; or

11.1.3.9 the Redemption Date would occur three (3) Business Days or less prior to, or during, a Black-Out Period;

If a Redeeming Member delays the consummation of a Redemption pursuant to this Section 11.1.3, the Redemption Date shall occur on the fifth (5th) Business Day following the date on which the condition(s) giving rise to such delay cease to exist (or such other day as the Managing Member, the Company and such Redeeming Member may agree in writing).

11.1.4 The number of shares of Class A Common Stock (or Redeemed Units Equivalent, if applicable) (together with any Corresponding Rights) applicable to any Share Settlement or Cash Settlement shall not be adjusted on account of any distributions previously made with respect to the Redeemed Units or dividends previously paid with respect to Class A Common Stock; *provided, however*, that if a Redeeming Member causes the Company to redeem Redeemed Units and the Redemption Date occurs subsequent to the record date for any distribution with respect to the Redeemed Units but prior to payment of such distribution, the Redeeming Member shall be entitled to receive such distribution with respect to the Redeemed Units on the date that it is made notwithstanding that the Redeeming Member

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Transferred and surrendered the Redeemed Units to the Company prior to such date; *provided*, *further*, *however*, that a Redeeming Member shall be entitled to receive any and all distributions pursuant to Section 6.3 that such Redeeming Member otherwise would have received in respect of income allocated to such Member for the portion of any tax year irrespective of whether such distribution(s) are declared or made after the Redemption Date. For the avoidance of doubt and for the purpose of avoiding duplication, the Redeeming Member entitled to receive any distribution pursuant to the preceding sentence shall not also receive the dividend declared on the applicable Share Settlement in connection with the same distribution.

11.1.5 In the case of a Share Settlement, in the event a reclassification or other similar transaction occurs following delivery of a Redemption Notice, but prior to the Redemption Date, as a result of which shares of Class A Common Stock are converted into another security, then a Redeeming Member shall be entitled to receive the amount of such other security (and, if applicable, any Corresponding Rights) that the Redeeming Member would have received if such Redemption Right had been exercised and the Redemption Date had occurred immediately prior to the record date of such reclassification or other similar transaction.

11.1.6 Notwithstanding anything to the contrary contained herein, neither the Company nor the Managing Member shall be obligated to effectuate a Redemption if such Redemption could (as determined in the reasonable discretion of the Managing Member) cause the Company to be treated as a "publicly traded partnership" or to be taxed as a corporation pursuant to Section 7704 of the Code or successor provisions of the Code.

11.2 Election and Contribution of the Managing Member. Unless the Redeeming Member has timely revoked or delayed a Redemption as provided in Section 11.1.4, subject to Section 11.5, on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (i) the Managing Member shall make a capital contribution to the Company (in the form of the Share Settlement or the Cash Settlement, as determined by the Managing Member (acting through the Redemption Election Committee) in accordance with and subject to the conditions in Section 11.1.2), and (ii) in the event of a Share Settlement, the Company shall issue to the Managing Member a number of Common Units equal to the number of Redeemed Units surrendered by the Redeeming Member. Notwithstanding any other provisions of this Agreement to the contrary, but subject to Section 11.3, in the event that the Managing Member (acting through the Redemption Election Committee) elects a Cash Settlement in accordance with and subject to the conditions in Section 11.1.2, the Managing Member shall only be obligated to contribute to the Company, an amount in respect of such Cash Settlement equal to the Redeemed Units Equivalent with respect to such Cash Settlement~~, which in no event shall exceed the amount actually paid by the Company to the Redeeming Member as~~**. If the net proceeds from** the Cash Settlement~~.~~ **Offering exceed the amount required to satisfy the applicable Cash Settlement, the Managing Member shall retain, contribute or otherwise manage such excess cash in its discretion, consistent with how the Managing Member manages any other excess cash it may obtain or receive from time to time.**

11.3 Exchange of Incentive Equity Units. Subject to Section 11.3.1 below, from and after the later of the (i) twenty-four (24)-month anniversary of the consummation of the Transactions and (ii) six (6)–month anniversary of the date on which the Incentive Equity Option vests with respect to the relevant Incentive Equity Units (unless such time restriction is waived by the Managing Member in its sole discretion with respect to any proposed Incentive Equity Exchange or such restriction is expressly waived in an individual award agreement), and subject to (A) the terms of any Trading Policy (including any Blackout Period contained therein), (B) the waiver or expiration of any contractual lock-up period relating to the shares of the Managing Member (or any corresponding Units) that may be applicable to such Member and (C) the terms of this Agreement, each Member shall be entitled to cause the Company to

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Annex B

Excerpts from Form of Stockholders Agreement

(See attached.)

(iii) The Second Rakuten Fall-Away Date shall be the first date following the Closing Date on which either of the following events occurs: (1) the Rakuten Holders do not collectively hold at least ten percent (10%) of the outstanding Class A Common Stock of the Company (assuming for this purpose that all outstanding OpCo Common Units are and were exchanged at the applicable time of measurement by the AST Equityholders for shares of Class A Common Stock in accordance with the OpCo LLCA and without regard to the Lock-up or any other restriction on exchange); or (2) Rakuten's designation rights have been terminated pursuant to Section 3(h).

(f) NPA Designee.

(i) Until the NPA Fall-away Date, the NPA Sponsor Holders, by a majority of shares held by them, shall have the right to nominate, and the Board and the AST Equityholders will appoint and vote for, one (1) member of the Board (the "NPA Designee"), who is initially designated as set forth on Exhibit 3(a) hereto and shall thereafter be designated by the NPA Sponsor Holders. The NPA Designee must at all times (x) qualify as an "independent director" under Nasdaq Rules ~~and~~, (y) qualify as an "audit committee financial expert" within the meaning within the meaning of Regulation S-K of the Securities Act **and (z) be qualified and willing to serve on the Redemption Election Committee**.

(ii) The "NPA Fall-Away Date" shall be the earlier to occur of (A) the date of the expiration of the NPA Designee's term as director ending at the second annual meeting of stockholders of the Company following the Closing, or (B) the first date following the Closing upon which NPA Sponsor's designation rights have been terminated pursuant to Section 3(h).

(g) American Tower Designee.

(i) Until the American Tower Fall-Away Date, the American Tower Holders, by a majority of shares held by them, shall have the right to nominate, and the Board and the AST Equityholders will appoint and vote for, one (1) member of the Board (the "American Tower Designee" and, together with the Avellan Designees, the Invesat Designee, the Vodafone Designee, the Rakuten Designees and the NPA Designee, the "Stockholder Designees")), who is initially designated as set forth on Exhibit 3(a) hereto and shall thereafter be designated by the American Tower Holders.

(ii) The "American Tower Fall-Away Date" shall be the first date following the Closing Date on which either of the following events occurs: (A) the American Tower Holders collectively do not hold at least fifty percent (50%) of the outstanding Class A Common Stock of the Company held by the American Tower Holders immediately following the Closing (assuming for this purpose, that all outstanding OpCo Common Units are and were exchanged at the applicable time of measurement by the AST Equityholders for shares of Class A Common Stock in accordance with the OpCo LLCA and without regard to the Lock-up or any other

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(k) From and after the lapse or termination of a Board designation rights set forth in Section 3(b), Section 3(c), Section 3(d), Section 3(e), Section 3(f) or Section 3(g) in accordance with the terms of this Agreement, the Board seat that would have been designated pursuant to such designation right had such right not lapsed or terminated will be filled in accordance with the Charter and the By-laws.

(l) Redemption Election Committee. Each Stockholder Party agrees that, until the first date following the Closing upon which the Stockholder Parties no longer collectively hold at least fifty percent (50%) of the total voting power of the capital stock of the Company, **(i)** each Stockholder Party shall take all Necessary Action reasonably available within such Stockholder Party's power to cause the Company and the Board (ia)to establish and maintain the Redemption Election Committee and (iib) to cause the Redemption Election Committee to be composed solely of directors who have not been not been nominated by, pursuant to the provisions of this Agreement or other contractual right, or who are otherwise affiliated with, holders of Class B Common Stock or Class C Common Stock **and (ii) the provisions of this Agreement relating to the Redemption Election Committee cannot be amended without the express approval of the Redemption Election Committee**.

4. Stockholder Designee Requirements.

(a) The Company's and the Stockholder Parties' obligations with respect to the Stockholder Designees pursuant to this Agreement shall in each case be subject to each Stockholder Designee's satisfaction of all requirements set forth in this Section 4. Each of the Stockholder Designating Parties agrees that they shall designate only Stockholder Designees that satisfy, and shall cause each of the Stockholder Designees nominated by them to, at all times satisfy, the requirements set forth in this Section 4.

(b) Each Stockholder Designee shall, at all times, (i) satisfy all requirements regarding service as a director of the Company under applicable Law and the listing rules of Nasdaq (the "Nasdaq Rules"), regardless of whether the Nasdaq Rules then apply to the Company, solely to the extent as has been or will be applicable to all other non-executive directors of the Company, and all other criteria and qualifications for service as a director applicable to all non-executive directors of the Company and (ii) satisfy any other requirements for director qualification adopted by the Board and generally applicable to non-employee directors of the Company.

(c) Each Stockholder Designating Party shall cause each Stockholder Designee designated by it: (i) to make himself or herself reasonably available for interviews; (ii) to consent to such reference and background checks or other investigations as the Board or Avellan may reasonably request in order to determine such Stockholder Designee meets the requirements to serve as a director of the Company, solely to the extent such checks or investigations have been or will be required from all other non-executive directors of the Company, and (iii) to provide to the Company a completed copy of the directors and officers questionnaire submitted by the Company to its other directors in the ordinary course of business.

(d) No Stockholder Designee (or any replacement thereof appointed by a Stockholder Designating Party) shall be eligible to serve as a director if he or she (x) has been

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